Exhibit 12.1

PCA INTERNATIONAL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	For the Fiscal Year
	2003	2002	2001	2000	1999
Fixed Charges:
Net interest expense (including amortization of deferred financing costs)	$30,706	$28,610	$29,683	$29,107	$28,746

Fixed charges	$30,706	$28,610	$29,683	$29,107	$28,746

Earnings:
Income (loss) from continuing operations before income taxes	$3,470	$(493)	$(17,385)	$(9,716)	$(15,335)
Fixed charges	30,706	28,610	29,683	29,107	28,746

Earnings	$34,176	$28,117	$12,298	$19,391	$13,411

Deficiency of earnings to fixed charges	$—	$(493)	$(17,385)	$(9,716)	$(15,335)

Ratio of earnings to fixed charges	1.1	—	—	—	—